[redacted]

SECURITI

13011514

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 8 2013
DIVISION OF TRADING & MARKETS

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| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 68240 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmetto Advisory Group

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Lane
(No. and Street)

Kiawah Island, SC 29455
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derrick Grava 843-768-2535
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 4/19/13

DP 5/1/13

## OATH OR AFFIRMATION

I, Derrick M Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmetto Advisory Group, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public — My Commission Expires: 8/08/2018

ROSHONDA J. BROWN
NOTARY PUBLIC
SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PALMETTO ADVISORY GROUP, LLC

Statement of Financial Condition
as of December 31, 2012 and
Independent Auditors' Report

Public

GreerWalker

# PALMETTO ADVISORY GROUP, LLC

Statement of Financial Condition
as of December 31, 2012 and
Independent Auditors' Report

GreerWalker

TABLE OF CONTENTS

GreerWalker

INDEPENDENT AUDITORS' REPORT

Palmetto Advisory Group, LLC:

We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with generally accepted accounting principles in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Palmetto Advisory Group, LLC as of December 31, 2012, in accordance with generally accepted accounting principles in the United States of America.

February 27, 2013

**GreerWalker LLP – Certified Public Accountants**
The Carillon I 227 West Trade St., Suite 1100 I Charlotte, NC 28202 I USA

**Accounting & Tax I Wealth Management I Corporate Finance**

Tel 704.377.0239 I greerwalker.com

## PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 27,116 |
| Commissions receivable | | 14,528 |
| Prepaid expenses | | 500 |
| Other assets | | 3,967 |
| TOTAL ASSETS | $ | 46,111 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| LIABILITIES: | | |
| Accrued expenses | $ | 6,999 |
| MEMBERS' EQUITY | | 39,112 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 46,111 |

See notes to financial statement.

## PALMETTO ADVISORY GROUP, LLC

NOTE TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not take custody of client assets, does not settle mutual fund trades, accept direct investments, or take custody of customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, LLC, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has a contract under which it receives a non-refundable retainer from an investment manager. Retainers are typically due and recognized on the first day of each month.

Commissions Receivable - The Company extends credit to its customers. By their nature, receivables involve risk, including the credit risk of nonpayment by the customer. Commissions receivable are considered past due based on contractual terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2012, the Company considered all remaining commissions collectible and, therefore no allowance has been provided.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statement since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2012, the tax years ended December 31, 2009 through 2012 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2012.

Subsequent Events - In preparing its financial statement, the Company has evaluated subsequent events through February 27, 2013, which is the date the financial statement were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $20,117 which was $15,117 in excess of its required net capital of $5,000. As of December 31, 2012, the Company's ratio of aggregate indebtedness to adjusted net capital was .35 to 1.

3. SUBORDINATED LOAN

During 2012, the Company repaid the entire balance due under its subordinated loans. The former member was repaid his balance of $25,000 while the two remaining members were repaid their balance of $24,000. These members subsequently contributed this amount to the Company.

4. OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred. The agreement also stipulates that the Company shall be dissolved upon the death, permanent incapacity, bankruptcy, retirement, resignation, or expulsion of a member, unless the remaining members elect within 30 days of the occurrence of one of these events to continue the legal existence of the Company.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from two of its members under an annually renewable lease agreement. For the year ended December 31, 2012, rent expense under this agreement was $4,400. The current lease expires in July 2013. Minimum lease payments totaling $3,500 are due under this lease in 2012.

6. CONCENTRATIONS

During the year ended December 31, 2012, the Company generated all of its revenues under marketing agreements with four investment managers.